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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D/A
                               (AMENDMENT NO. 2)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                   RULE 13D-1(a) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13D-2(a).

                            DIAMETRICS MEDICAL, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   252532 10 6
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 WARREN T. OATES
                  PHILIPS ELECTRONICS NORTH AMERICA CORPORATION
                           1251 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10020
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                        APRIL 10, 2003 AND AUGUST 4, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1746 (03-00)

                                  SCHEDULE 13D/A

--------------------------------------------------------------------------------
CUSIP No. 252532 10 6                                       Page 2 of 7 Pages
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     KONINKLIJKE PHILIPS ELECTRONICS N.V.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     THE NETHERLANDS
--------------------------------------------------------------------------------
                  7    SOLE VOTING POWER

                       1,357,143
 NUMBER OF        --------------------------------------------------------------
  SHARES          8    SHARED VOTING POWER
BENEFICIALLY
 OWNED BY              0
   EACH           --------------------------------------------------------------
 REPORTING        9    SOLE DISPOSITIVE POWER
  PERSON
   WITH                1,357,143
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER

                       0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,357,143
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.90%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO/HC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D/A

--------------------------------------------------------------------------------
CUSIP No. 252532 10 6                                       Page 3 of 7 Pages
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     PHILIPS HOLDING USA INC.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
--------------------------------------------------------------------------------
                  7    SOLE VOTING POWER

                       1,357,143
 NUMBER OF        --------------------------------------------------------------
  SHARES          8    SHARED VOTING POWER
BENEFICIALLY
 OWNED BY              0
   EACH           --------------------------------------------------------------
 REPORTING        9    SOLE DISPOSITIVE POWER
  PERSON
   WITH                1,357,143
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER

                       0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,357,143
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.90%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO/HC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D/A

--------------------------------------------------------------------------------
CUSIP No. 252532 10 6                                       Page 4 of 7 Pages
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     PHILIPS ELECTRONICS NORTH AMERICA CORPORATION
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
--------------------------------------------------------------------------------
                  7    SOLE VOTING POWER

                       1,357,143
 NUMBER OF        --------------------------------------------------------------
  SHARES          8    SHARED VOTING POWER
BENEFICIALLY
 OWNED BY              0
   EACH           --------------------------------------------------------------
 REPORTING        9    SOLE DISPOSITIVE POWER
  PERSON
   WITH                1,357,143
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER

                       0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,357,143
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.90%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO/HC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

         This Amendment No. 2 ("Amendment No. 2") to the statement on Schedule 13D, as amended (the "Schedule 13D"), previously filed by Koninklijke Philips Electronics N.V. ("KPENV"), Philips Holding USA Inc. ("PHUSA") and Philips Electronics North America Corporation ("PENAC" and, collectively with KPENV and PHUSA, the "Reporting Persons") with respect to the shares of Common Stock, $0.01 par value per share (the "Shares"), of Diametrics Medical, Inc., a Minnesota corporation ("Diametrics"), hereby amends and supplements the Schedule 13D to revise the exhibit index, exhibit 2 (the Amendment to Manufacturing and Distribution Agreement, dated April 10, 2003, between Diametrics and Philips Medical Systems North America Company ("Philips Medical Systems"), a division of PENAC) and exhibit 3 (the Portal Manufacturing Agreement, dated April 10, 2003, between Diametrics and Philips Medical Systems) to the Schedule 13D to indicate that certain portions of the exhibits have been omitted based upon a request for confidential treatment and that unredacted copies of the exhibits have been filed with the Securities and Exchange Commission (the "Commission"). In addition, this Amendment No. 2 updates Item 5(a) of the Schedule 13D to make current the percentage ownership interests held by each of the Reporting Persons and Item 5(e) to indicate that as of August 4, 2003 each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Shares. Except as amended and supplemented hereby, the Schedule 13D previously filed with respect to the Shares remains in full force and effect. Defined terms used herein and not defined shall have the meaning ascribed to them in the
Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The percentage interest held by each Reporting Person presented below is based on the number of Shares reported in Diametrics' Revised Preliminary Proxy Statement on Schedule 14A, filed on July 29, 2004, to be outstanding as of July 20, 2004 (the "Outstanding Shares").

         PENAC is the direct beneficial owner of 1,357,143 Shares, which figure represents approximately 3.90% of the Outstanding Shares.

         PHUSA may be deemed to beneficially own 1,357,143 Shares, which figure represents approximately 3.90% of the Outstanding Shares.

         KPENV may be deemed to beneficially own 1,357,143 Shares, which figure represents approximately 3.90% of the Outstanding Shares.

         None of the Reporting Persons or, to the best knowledge and belief of the Reporting Persons, any of the persons listed on Schedules I, II or III hereto beneficially owns any Shares other than as set forth herein.

         (b) As of the August 4, 2003, the expiration date of the warrant held by PENAC to purchase from Diametrics 456,381 Shares, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Shares.


                               Page 5 of 7 Pages

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.         Exhibit Description
-----------         -------------------

     1. Joint Filing Agreement, dated as of March 21, 2003, among the Reporting Persons (incorporated herein by reference to Exhibit 1 of the Schedule 13D filed by the Reporting Persons on March 21, 2003).

     2. Amendment to Manufacturing and Distribution Agreement, dated April 10, 2003, between Diametrics and Philips Medical Systems.*

     3. Portal Manufacturing Agreement, dated April 10, 2003, between Diametrics and Philips Medical Systems.*

--------------------

* Certain portions of this exhibit have been omitted based upon a request for confidential treatment filed with the Commission. An unredacted copy of this exhibit has been filed with the Commission.



                               Page 6 of 7 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Date: August 3, 2004                       KONINKLIJKE PHILIPS ELECTRONICS N.V.


                                           By: /s/ Eric Coutinho
                                              ----------------------------------
                                              Name:  Eric Coutinho
                                              Title: Authorized Signatory



                                           PHILIPS HOLDING USA INC.


                                           By: /s/ Sies W. Plokker
                                              ----------------------------------
                                              Name:  Sies W. Plokker
                                              Title: Senior Vice President


                                           PHILIPS ELECTRONICS NORTH AMERICA
                                           CORPORATION


                                           By: /s/ Sies W. Plokker
                                              ----------------------------------
                                              Name:  Sies W. Plokker
                                              Title: Senior Vice President




                               Page 7 of 7 Pages